                                                Filed pursuant to Rule 424(b)(2)
                                                       Registration No. 33-63996

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 14, 1993

                                U.S.$200,000,000

                                      [LOGO]

                              Texaco Capital Inc.

            3.50% Guaranteed Cash-Settled Convertible Notes Due 2004

       Payment of principal and interest is unconditionally guaranteed by and convertible into the cash value of the common stock of

                                  Texaco Inc.

                           Interest Payable August 5
                                ----------------

Payments on the 3.50% Guaranteed Cash-Settled Convertible Notes Due 2004 (the "Notes" ) will be made without deduction for United States withholding taxes, to the extent described under "Description of the Notes--Payment of Additional Amounts". The Notes will mature on August 5, 2004. The Notes are redeemable at par (i) at the option of Texaco Capital Inc. (the
       "Company"), as a whole but not in part, at any time on or after
       August 5, 1999 and (ii) at any time in the event of certain changes affecting United States taxation. See "Description of
        the Notes--        Redemption by the Company" and "--Tax Redemption".

 At any time on or after September 15, 1997 up to and including July 22, 2004, unless previously redeemed, Notes may be converted into the cash Conversion
  Amount (as defined herein), equal to the product of the Conversion Ratio
       (equal to 71.35 per U.S.$10,000 principal amount of Notes) and the
      Closing Price (as defined herein) of the common stock (the "Texaco
            Common Stock") of Texaco Inc. ("Texaco") on the relevant
          measurement date(s) as described under "Description of the
          Notes--Conversion". The Closing Price of the Texaco Common
           Stock on July 28, 1997 was $111.93 per share. The Notes do not represent any right to receive any Texaco Common
              Stock or other securities. The price of the Texaco
                 Common Stock serves solely as the index to
                        determine the Conversion Amount.

Each Note will be represented initially by a temporary global bearer Note, without interest coupons (the "Temporary Global Note"), which will be deposited with a common depositary for the Euroclear Operator (as defined herein) and Cedel Bank (as defined herein). Interests in the Temporary
     Global Note will be exchangeable for interests in a permanent global
       Note, without interest coupons (the "Permanent Global Note"), not earlier than 40 days after the date upon which payment for and delivery of the Notes is made, upon customary certification as to non-United States beneficial ownership. Interests in the
          Permanent Global Note will be exchangeable upon 30 days'
             written notice by beneficial owners thereof and in
             certain other circumstances for definitive Notes in
               bearer form with interest coupons attached
               ("Definitive Notes"), in denominations of
                 U.S.$10,000 each. See "Description of the
                       Notes--Form, Denomination and Exchange".

   Application has been made to list the Notes solely on the Luxembourg Stock Exchange. The Notes will be considered by the Luxembourg Stock Exchange as a fixed-rate debt issue.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
      SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                      Underwriting
                                                                       Price to       Discounts and     Proceeds to
                                                                      Public (1)     Commissions(2)     Company (3)
                                                                   ----------------  ---------------  ----------------
Per Note.........................................................        100%             2.50%            97.50%
Total............................................................  $ 200,000,000      $ 5,000,000     $ 195,000,000

(1) Plus accrued interest, if any, from August 5, 1997.

(2) The Company has agreed to reimburse the Underwriters for certain expenses, not to exceed $200,000, incurred in connection with the offering made hereby.

(3) Before deduction of expenses payable by the Company (including those referred to in note (2) above) estimated at $210,000.
                                ----------------

    The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Temporary Global Note will be deposited with a common depositary for the Euroclear Operator and Cedel Bank on or about August 5, 1997, against payment in immediately available funds.

                           Credit Suisse First Boston

SBC Warburg                                                          UBS Limited

A DIVISION OF SBC

            The date of this Prospectus Supplement is July 29, 1997.

    IN CONNECTION WITH THIS ISSUE, CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OR THE TEXACO COMMON STOCK AT LEVELS THAT MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING".

    The Company has entered into hedging arrangements related to the Texaco Common Stock with Credit Suisse Financial Products ("CSFP"), an affiliate of one of the Underwriters, in connection with the Company's obligations under the Notes. In connection therewith, CSFP has purchased shares of Texaco Common Stock in secondary market transactions at or before the time of the pricing of the Notes. See "Underwriting".

    The Company and Texaco confirm that they have taken reasonable care to ensure that this Prospectus Supplement, the accompanying Prospectus and any document incorporated by reference herein or therein do not contain any untrue statement of a material fact regarding Texaco and its subsidiaries (including the Company) or the Notes or omit to state such a material fact necessary in order to make the statements herein and therein, in the light of the circumstances under which they were made, not misleading.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS WITH RESPECT TO THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, TEXACO OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR TEXACO SINCE SUCH DATE.
                            ------------------------

                               TABLE OF CONTENTS

              PROSPECTUS SUPPLEMENT                  PAGE                        PROSPECTUS                         PAGE
-------------------------------------------------  ---------  -------------------------------------------------     -----
Addendum--Documents Incorporated by                           Available Information............................           2
  Reference......................................        S-3  Documents Incorporated by Reference..............           3
Use of Proceeds..................................        S-3  Texaco Inc.......................................           3
Texaco Capital Inc...............................        S-4  Ratio of Earnings to Fixed Charges...............           4
Selected Financial Data of Texaco................        S-5  Texaco Capital Inc...............................           4
Price Range of the Texaco Common Stock...........        S-7  Use of Proceeds..................................           4
Description of the Notes.........................        S-8  Plan of Distribution.............................           4
United States Federal Taxation...................       S-19  Description of the Debt Securities...............           5
Underwriting.....................................       S-21  Description of the Warrants......................          10
Experts..........................................       S-22  Experts..........................................          11
Legal Opinions...................................       S-22  Legal Opinions...................................          12
General Information..............................       S-22

                            ------------------------

                 ADDENDUM--DOCUMENTS INCORPORATED BY REFERENCE

    The documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus include:

    (a) Annual Report of Texaco for the fiscal year ended December 31, 1996, filed on Form 10-K (dated and filed March 27, 1997);

    (b) Quarterly Report of Texaco for the quarterly period ended March 31, 1997, filed on Form 10-Q (dated and filed May 12, 1997);

    (c) Form 8-K--Texaco--date of earliest event reported, December 24, 1996 (dated January 6, 1997 and filed January 7, 1997);

    (d) Form 8-K--Texaco--date of earliest event reported, January 23, 1997 (dated and filed January 23, 1997);

    (e) Form 8-K--Texaco--date of earliest event reported, January 27, 1997 (dated January 28, 1997 and filed January 29, 1997);

    (f) Form 8-K--Texaco--date of earliest event reported, March 18, 1997 (dated and filed March 19, 1997);

    (g) Form 8-K--Texaco--date of earliest event reported, April 21, 1997 (dated and filed April 22, 1997);

    (h) Form 8-K--Texaco--date of earliest event reported, June 17, 1997 (dated and filed June 19, 1997);

    (i) Form 8-K--Texaco--date of earliest event reported, July 16, 1997 (dated and filed July 17, 1997);

    (j) Form 8-K--Texaco--date of earliest event reported, July 22, 1997 (dated and filed July 22, 1997);

    (k) Form 8-K--Texaco--date of earliest event reported, July 25, 1997 (dated and filed July 25, 1997); and

    (l) Texaco's Proxy Statement dated March 27, 1997, issued in connection with Texaco's 1997 Annual Meeting.

See "Documents Incorporated by Reference" in the accompanying Prospectus.

    The United States Securities and Exchange Commission (the "Commission") maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding Texaco. The address of such site is: http://www.sec.gov.

    Copies of all documents incorporated by reference herein are available without charge at the specified office of the Luxembourg Paying Agent (as defined below).

                                USE OF PROCEEDS

    The net proceeds of the sale of the Notes will be lent to Texaco or its subsidiaries to be used for working capital, for retirement of debt and for other general corporate purposes.

                              TEXACO CAPITAL INC.

    Texaco Capital Inc., a wholly owned subsidiary of Texaco, is a Delaware corporation which was incorporated on June 24, 1983. Its principal executive offices are located at 1013 Centre Road, Wilmington, Delaware 19805; telephone:
(302) 998-0595. The Company is engaged principally in the business of lending funds borrowed from unrelated persons to Texaco and its subsidiaries for general corporate purposes. The Directors of the Company and their principal occupations are: Robert C. Gordan, Assistant Treasurer of Texaco; James F. Link, Treasurer of Texaco; and Peter M. Wissel, Assistant Treasurer of Texaco. The address of each of the Directors is 2000 Westchester Avenue, White Plains, New York 10650.

SHORT-TERM DEBT AND CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1997, as adjusted to give effect to the issuance of the Notes offered hereby:

                                                                                                     (MILLIONS OF
                                                                                                       DOLLARS)
                                                                                                     -------------
                                                                                                     (UNAUDITED)(a)

Short-Term Debt:
  Current portion of long-term debt................................................................    $     494
                                                                                                          ------
                                                                                                          ------
Long-Term Debt:
  Medium-term Notes, due 1998 through 2043.........................................................    $     438
  8 1/2% Extendible Notes Due 1999.................................................................            5
  9.45% Extendible Notes Due 2000..................................................................           51
  9% Notes Due 1999................................................................................          200
  9 3/4% Debentures Due 2020.......................................................................          250
  8 5/8% Debentures Due 2010.......................................................................          150
  8 1/2% Notes Due 2003............................................................................          199
  8 7/8% Debentures Due 2021.......................................................................          150
  8 1/4% Debentures Due 2006.......................................................................          150
  8 5/8% Debentures Due 2031.......................................................................          199
  8 5/8% Debentures Due 2032.......................................................................          199
  6 7/8% Notes Due 1999............................................................................          200
  8 3/8% Debentures Due 2022.......................................................................          198
  8% Debentures Due 2032...........................................................................          147
  7 3/4% Debentures Due 2033.......................................................................          199
  7 1/2% Debentures Due 2043.......................................................................          198
  6 7/8% Debentures Due 2023.......................................................................          195
  7.09% Notes Due 2007.............................................................................          150
  3.50% Cash-Settled Convertible Notes Due 2004....................................................          200(b)
                                                                                                          ------
      Total Long-Term Debt.........................................................................    $   3,478(b)
                                                                                                          ------
                                                                                                          ------

------------------------

(a) Stockholders' equity as of March 31, 1997 amounted to $1,000 of common stock, $1.00 par value. Authorized capital is $1,000.

(b) Including the Notes offered hereby.

    There has been no material change in the capitalization of the Company since March 31, 1997.

    SEPARATE FINANCIAL INFORMATION FOR THE COMPANY IS NOT INCLUDED HEREIN AND WILL NOT BE INCLUDED IN ANY REPORTS FILED PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS THE COMPANY IS WHOLLY OWNED BY TEXACO, IT ESSENTIALLY HAS NO INDEPENDENT OPERATIONS, AND THE NOTES ARE FULLY AND UNCONDITIONALLY GUARANTEED BY TEXACO.

                       SELECTED FINANCIAL DATA OF TEXACO

CONSOLIDATED SHORT-TERM DEBT AND CAPITALIZATION

    The following table sets forth the consolidated short-term debt and capitalization of Texaco and subsidiary companies as of March 31, 1997, as adjusted to give effect to the issuance of the Notes offered hereby:

                                                                                                        (MILLIONS
                                                                                                           OF
                                                                                                        DOLLARS)
                                                                                                       -----------
                                                                                                       (UNAUDITED)
Short-Term Debt:
  Notes payable, commercial paper and current portion of long-term debt..............................   $     466
                                                                                                       -----------
                                                                                                       -----------
Long-Term Debt and Minority Interest:
  Long-term debt and capital lease obligations.......................................................   $   5,229(a)
  Minority interest in subsidiary companies..........................................................         669
                                                                                                       -----------
    Total Long-Term Debt and Minority Interest.......................................................       5,898(a)
                                                                                                       -----------
Stockholders' Equity:
  Market Auction Preferred Shares....................................................................         300
  ESOP Convertible Preferred Stock...................................................................         471
  Unearned employee compensation and benefit plan trust..............................................        (377)
  Common Stock--par value $6.25:
    Shares authorized--350,000,000
    Shares issued-- 274,293,417, including treasury stock............................................       1,714
  Paid-in capital in excess of par value.............................................................         630
  Retained earnings..................................................................................       9,048
  Currency translation adjustment....................................................................         (95)
  Unrealized net gain on investments.................................................................          22
                                                                                                       -----------
                                                                                                           11,713
  Less--Common Stock held in treasury, at cost.......................................................         651
                                                                                                       -----------
    Total Stockholders' Equity.......................................................................      11,062
                                                                                                       -----------
      Total Capitalization...........................................................................   $  16,960(a)
                                                                                                       -----------
                                                                                                       -----------

------------------------

(a) Including the Notes offered hereby.

    There has been no material adverse change in the consolidated capitalization of Texaco and subsidiary companies since March 31, 1997.

OPERATING RESULTS AND BALANCE SHEET DATA

    The following summary of consolidated financial information, with the exception of the ratio of earnings to fixed charges on a total enterprise basis, was derived from and is qualified in its entirety by, and should be read in conjunction with, the financial statements contained in Texaco's Annual Report on Form 10-K for the year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997:

                                                                                          DECEMBER 31,
                                                          MARCH 31,   -----------------------------------------------------
                                                            1997        1996       1995       1994       1993       1992
                                                         -----------  ---------  ---------  ---------  ---------  ---------
                                                         (UNAUDITED)                  (MILLIONS OF DOLLARS)
FOR THE PERIOD ENDED:
Total revenues from continuing operations..............   $  12,029   $  45,500  $  36,787  $  33,353  $  34,071  $  36,530
Net income from continuing operations before
  discontinued chemical operations and cumulative
  effect of accounting changes.........................   $     980   $   2,018  $     728  $     979  $   1,259  $   1,038
Discontinued chemical operations.......................          --          --         --        (69)      (191)       (26)
Cumulative effect of accounting changes................          --          --       (121)        --         --       (300)
                                                         -----------  ---------  ---------  ---------  ---------  ---------
Net income.............................................   $     980   $   2,018  $     607  $     910  $   1,068  $     712

Ratio of earnings to fixed charges of Texaco on a total
  enterprise basis (unaudited).........................        5.90        5.75       2.55       2.86       2.91       3.10

AT END OF PERIOD:
Current assets.........................................   $   7,361   $   7,665  $   6,458
Noncurrent assets......................................      19,647      19,298     18,479
Current liabilities....................................      (5,742)     (6,184)    (5,206)
Noncurrent liabilities and deferred credits............      (9,535)     (9,749)    (9,545)
Minority interest in subsidiary companies..............        (669)       (658)      (667)
                                                         -----------  ---------  ---------
Stockholders' equity...................................   $  11,062   $  10,372  $   9,519
                                                         -----------  ---------  ---------
                                                         -----------  ---------  ---------

RECENT DEVELOPMENTS

    On July 22, 1997, Texaco reported that consolidated net income of Texaco and subsidiary companies for the second quarter of 1997 totaled $571 million, or $2.14 per share, as compared with $689 million or $2.59 per share for the second quarter of 1996. For the first half of 1997, net income was $1,551 million, or $5.86 per share, as compared with $1,075 million, or $4.01 per share for the first half of 1996. Net income for all periods included special items, as noted below:

                                                                                                 FOR THE THREE MONTHS
                                                                            FOR THE SIX MONTHS
                                                                              ENDED JUNE 30,        ENDED JUNE 30,
                                                                           --------------------  --------------------
                                                                             1997       1996       1997       1996
                                                                           ---------  ---------  ---------  ---------

                                                                                          (UNAUDITED)
Net income before special items..........................................  $     932  $     851  $     440  $     465
                                                                           ---------  ---------  ---------  ---------
Gains on major asset sales...............................................        174        224        174        224
Financial reserves.......................................................        (43)        --        (43)        --
U.S. tax issue...........................................................        488         --         --         --
                                                                           ---------  ---------  ---------  ---------
                                                                                 619        224        131        224
                                                                           ---------  ---------  ---------  ---------
Net income...............................................................  $   1,551  $   1,075  $     571  $     689
                                                                           ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------

    For a further discussion of Texaco's second quarter 1997 earnings, reference is made to Texaco's Current Report on Form 8-K dated July 22, 1997 (date of earliest event reported: July 22, 1997), as filed with the Commission.

    In addition, Texaco reported short-term debt of $472 million, long-term debt and capital lease obligations of $5,067 million, minority interest in subsidiary companies of $656 million and total stockholders' equity of $11,415 million at June 30, 1997.

                     PRICE RANGE OF THE TEXACO COMMON STOCK

    The Texaco Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "TX". The following table sets forth the quarterly high and low closing prices for the Texaco Common Stock for each of the four calendar quarters in 1993, 1994, 1995 and 1996 and the monthly high and low closing prices for the Texaco Common Stock for the first six months of 1997 and for July, 1997 through July 28, 1997, and the closing price at July 28, 1997, all as reported by the NYSE. The historical prices of the Texaco Common Stock should not be taken as an indication of future prices. No assurance can be given that the price of the Texaco Common Stock will achieve or remain at a level that will result in the Conversion Amount of a Note exceeding the principal amount of such Note.

                                                                                                   HIGH        LOW
                                                                                                    ($)        ($)
                                                                                                 ---------  ---------
1993
  Quarter ended March 31.......................................................................      64.50      57.75
  Quarter ended June 30........................................................................      65.25      62.13
  Quarter ended September 30...................................................................      67.75      61.25
  Quarter ended December 31....................................................................      69.50      62.50

1994
  Quarter ended March 31.......................................................................      67.75      63.00
  Quarter ended June 30........................................................................      65.63      60.38
  Quarter ended September 30...................................................................      63.88      59.00
  Quarter ended December 31....................................................................      65.38      59.63

1995
  Quarter ended March 31.......................................................................      66.63      59.88
  Quarter ended June 30........................................................................      69.13      65.00
  Quarter ended September 30...................................................................      67.25      63.75
  Quarter ended December 31....................................................................      80.13      64.38

1996
  Quarter ended March 31.......................................................................      88.38      76.25
  Quarter ended June 30........................................................................      88.13      80.00
  Quarter ended September 30...................................................................      95.25      84.00
  Quarter ended December 31....................................................................     105.88      94.00

1997
  January......................................................................................     108.38      99.63
  February.....................................................................................     105.50      98.88
  March........................................................................................     109.75      98.75
  April........................................................................................     108.50     101.00
  May..........................................................................................     113.25     104.13
  June.........................................................................................     113.88     108.10
  July (through July 28).......................................................................     113.63     109.63
  Closing price on July 28, 1997...............................................................     111.93

    Holders of the Notes will not be entitled to receive any dividends that may be payable by Texaco with respect to the Texaco Common Stock.

    On July 25, 1997 Texaco's Board of Directors declared a 2-for-1 stock split to be paid in the form of a stock dividend on September 29, 1997 to holders of record of the Texaco Common Stock on September 11, 1997. This stock split will result in an adjustment pursuant to the provisions described under "Description of the Notes--Anti-Dilution Adjustments--Texaco Common Stock Dividends and Extraordinary Dividends and Distributions".

                            DESCRIPTION OF THE NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, REPLACES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE INDENTURE REFERRED TO IN THE ACCOMPANYING PROSPECTUS (AS AMENDED BY THE SECOND SUPPLEMENT TO THE FIRST SUPPLEMENTAL INDENTURE TO BE DATED AS OF AUGUST 5, 1997 (AS SO AMENDED, THE "INDENTURE")).

GENERAL

    The Notes offered hereby constitute a series of Debt Securities under the Indenture, which series is limited to U.S.$200 million aggregate principal amount.

    The Notes will bear interest from August 5, 1997 (the "Issue Date") at the rate of 3.50% per annum, payable annually in arrears on each August 5, commencing on August 5, 1998 (each, an "Interest Payment Date") or, if any such day is not a Business Day, on the next succeeding Business Day (and no interest shall accrue for the intervening period). Each Note will cease to bear interest (except for interest on overdue amounts) from and after the earliest of (a) August 5, 2004 (the "Maturity Date"), (b) the Interest Payment Date immediately preceding the Conversion Date (as defined below) relating to the conversion of such Note into the Conversion Amount or, if there is no such Interest Payment Date, the Issue Date or (c) the date fixed for redemption of the Notes.

    THE NOTES ARE CONVERTIBLE SOLELY INTO CASH OR PAYABLE IN CASH AT MATURITY OR UPON REDEMPTION. THE NOTES DO NOT REPRESENT ANY RIGHT TO RECEIVE ANY TEXACO COMMON STOCK OR OTHER SECURITIES. THE PRICE OF THE TEXACO COMMON STOCK SERVES SOLELY AS THE INDEX USED TO DETERMINE THE CONVERSION AMOUNT APPLICABLE TO THE NOTES.

    The Notes do not contain event risk provisions designed to require the Company to redeem the Notes, reset the interest rate or take other actions in response to highly leveraged transactions, change in credit rating or other similar occurrences.

DEFINITIONS

    "Business Day" means any day that is not a Saturday, a Sunday or a day on which banking institutions or trust companies in The City of New York, the City of London or Luxembourg are authorized or obligated by law or executive order to close.

    "Calculation Agent" means CSFP or any sucessor or replacement calculation agent under the Indenture.

    "Closing Price" means, with respect to any security on any date, the closing sale price or last reported sale price for the security on the principal securities exchange or national market system on which such security is listed for trading or quoted on such date or, if such security is not so listed or quoted on such date, the fair market value of such security on such date, as determined by the Calculation Agent, in each case subject to adjustment as described under "--Anti-Dilution Adjustments" below.

    "Conversion Amount" means, with respect to each Note surrendered for conversion, (i) if the relevant Conversion Notice (as defined below) is delivered prior to notice of redemption having been given by the Company, an amount in cash determined by the Calculation Agent to be the Closing Price of the Texaco Common Stock on the related Conversion Date (or, if the Conversion Date is not a Trading Day, on the first following day that is a Trading Day) multiplied by the Conversion Ratio, or (ii) if the relevant Conversion Notice is delivered after the giving of a notice of redemption by the Company or within eight Business Days prior to July 22, 2004, an amount in cash determined by the Calculation Agent to be the average of the Closing Prices of the Texaco Common Stock on the five consecutive Trading Days commencing on the applicable Conversion Date multiplied by the Conversion Ratio.

    "Conversion Date" means, with respect to any Note surrendered for conversion, the second Business Day immediately following the date of surrender of such Note and delivery of the related Conversion Notice.

    "Conversion Period" means, with respect to any Note, the period commencing on September 15, 1997 and ending at 5:00 P.M., London time, on July 22, 2004 or, if such Note shall have been called for redemption prior to August 5, 2004, ending at 5:00 P.M., London time, on the date eight Business Days prior to the date fixed for redemption thereof; provided that if the Company defaults in making payment in full in respect of any Note that has been called for redemption on or prior to the date fixed for redemption thereof, the Conversion Period with respect to such Note will continue until 5:00 P.M., London time, on the date upon which the full amount of the moneys payable in respect of such Note has been duly received by the Trustee and notice of such receipt has been duly given to the holders of the Notes by the Trustee.

    "Conversion Ratio" means, with respect to any Note, 71.35 shares of Texaco Common Stock per U.S.$10,000 principal amount.

    "Settlement Date" means, with respect to any conversion of the Note, the day as soon as reasonably practicable after the Conversion Date determined by the Calculation Agent and the Principal Conversion Agent to be the day for payment of the Conversion Amount (which date may be later than the Maturity Date or any date fixed for redemption).

    "Trading Day" means, with respect to any security, any day that is a trading day on the principal securities exchange or national market system on which such security is then listed or quoted other than a day on which (i) trading on such exchange or national market system is scheduled to close prior to its regular weekday closing time or (ii) there occurs any suspension of or limitation imposed on trading of such security on such exchange or national market system during the one-half hour period that ends at its regular weekday closing time that is, in the determination of the Calculation Agent, material.

FORM, DENOMINATION AND EXCHANGE

    The Notes will be issued in bearer form in denominations of U.S.$10,000.

    In compliance with United States federal income tax laws and regulations, Notes (including bearer Notes in global form) will not be offered, sold, resold or delivered, directly or indirectly, in the United States or its possessions or to United States persons (as defined below), except as otherwise permitted by United States Treasury Regulations Section 1.163-5(c)(2)(i)(D). The Underwriters have agreed that they will not, in connection with the original issuance of any Notes or during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) (the "restricted period"), offer, sell, resell or deliver, directly or indirectly, any Notes to persons who are in the United States or its possessions or to United States persons (other than as permitted by the applicable Treasury Regulations described above). In addition, the Underwriters have in place procedures reasonably designed to ensure that their employees or agents who are directly engaged in selling Notes are aware of the above restrictions on the offering, sale, resale or delivery of Notes.

    Notes and any coupons appertaining thereto will bear the following legend:
"Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code". The sections referred to in such legend provide that, with certain exceptions, a United States person will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain realized on the sale, exchange or redemption of, such Notes or coupons.

    As used herein, "United States person" means, for United States federal income tax purposes, a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

    Notes may be presented for exchange in the manner set forth below. No service charge will be made for any exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Notes and any coupons appertaining thereto will be transferable by delivery.

    Each Note will be represented initially by the Temporary Global Note, without interest coupons, which will be deposited with a common depositary (a "Common Depositary") for the Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System (the "Euroclear Operator") and Cedel Bank, societe anonyme ("Cedel Bank"), for credit to the account designated by or on behalf of the subscriber thereof. Upon deposit of the Temporary Global Note, the Euroclear Operator or Cedel Bank, as the case may be, will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid. The interests of the beneficial owner or owners in the Temporary Global Note will be exchangeable, on or after the date (the "Exchange Date") that is 40 days after the date on which the Company receives the proceeds of the sale of such Note (the "Closing Date"), for an interest in the Permanent Global Note to be held by a Common Depositary for the Euroclear Operator and Cedel Bank, for credit to the account designated by or on behalf of the beneficial owner thereof; provided that (i) the Exchange Date for any Note held by an Underwriter as part of an unsold allotment or subscription more than 40 days after the Closing Date for such Note shall be the day after the date such Note is sold by such Underwriter and (ii) such exchange will be made only upon receipt of Ownership Certificates (as defined below). No principal or interest may be paid on the Temporary Global Note until the person entitled to receive such principal or interest furnishes an Ownership Certificate. An "Ownership Certificate" is a signed certificate in writing (or an electronic certificate described in United States Treasury Regulations
Section 1.163-5(c)(2)(i)(D)(3)(ii)) stating that on such date such Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that (a) is a foreign branch of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)) (a "financial institution") purchasing for its own account or for resale, or (b) is acquiring such Note through a foreign branch of a United States financial institution and who holds the Note through such financial institution through such date (and in either case (a) or (b), each such United States financial institution agrees, on its own behalf or through its agent, that the Company may be advised that it will comply with the requirements of
Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by a United States or foreign financial institution for the purposes of resale during the restricted period, and in addition if the owner of such Note is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)), such financial institution certifies that it has not acquired the Note for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

    The beneficial owner of a Note represented by the Permanent Global Note may, upon 30 days' written notice to any Non-U.S. Paying Agent (as defined below), given by the beneficial owner through either the Euroclear Operator or Cedel Bank, exchange such owner's interest in the Permanent Global Note for a Definitive Note or Notes, which will be serially numbered, with coupons attached, in denominations of U.S.$10,000. Upon receipt by such Non-U.S. Paying Agent of an initial request to exchange an interest in the Permanent Global Note for a Definitive Note or Notes, all other interests in the Permanent Global Note shall be exchanged for Definitive Notes. Interests in the Permanent Global Note will also be exchanged by the Company in whole, but not in part, for Definitive Notes, which will be serially numbered, with coupons attached, of any authorized denominations if (i) any Note represented by the Permanent Global Note is accelerated following an Event of Default (as defined in the accompanying Prospectus) or

(ii) either Euroclear or Cedel Bank or any other relevant clearing system is closed for business for a continuous period of fourteen days (other than by reason of public holidays) or announces an intention to cease business permanently or in fact does so. The Common Depositary for the Euroclear Operator and Cedel Bank will instruct the Principal Paying Agent regarding the aggregate principal amount and denominations of Definitive Notes that must be authenticated and delivered to each of the Euroclear Operator and Cedel Bank. Such exchanges shall occur at no expense to the beneficial owners as soon as practicable after the receipt of the initial request for Definitive Notes or of a notice of such acceleration or clearing system closure. Notwithstanding the foregoing, none of the Company, the Trustee and any Non-U.S. Paying Agent will be required to exchange Notes to be redeemed during the period of 15 calendar days preceding the first publication of notice of redemption of the Notes. No Definitive Note will be delivered in the United States. References herein to "Notes" shall, except where otherwise indicated, include interests in a Permanent or Temporary Global Note as well as Definitive Notes and any appurtenant coupons.

INTEREST AND PRINCIPAL PAYMENTS

    Interest payable on a Note represented by the Temporary Global Note or any portion thereof will be paid to each of the Euroclear Operator and Cedel Bank, as the case may be, with respect to that portion of the Temporary Global Note held for its account upon delivery to the Principal Paying Agent of an Ownership Certificate signed by the Euroclear Operator or Cedel Bank, as the case may be, dated no earlier than such Interest Payment Date, which certificate must be based on Ownership Certificates provided to the Euroclear Operator or Cedel Bank, as the case may be, by its member organizations. Each of the Euroclear Operator and Cedel Bank will in such circumstances credit the interest received by it in respect of the Temporary Global Note or any portion thereof to the accounts of or for the beneficial owners thereof to the extent that they have furnished such Ownership Certificates.

    The Permanent Global Note will provide that principal of and interest on the Permanent Global Note will be paid to each of the Euroclear Operator and Cedel Bank, as the case may be, with respect to that portion of the Permanent Global Note held for its account. Each of the Euroclear Operator and Cedel Bank will in such circumstances credit such principal and any interest received by it in respect of the Permanent Global Note to the respective accounts of or for the beneficial owners of the Permanent Global Note at maturity, redemption or conversion or on an Interest Payment Date, as the case may be. Payment of principal of and any interest in respect of the Permanent Global Note will be made to the Euroclear Operator and Cedel Bank in immediately available funds.

    Payment of principal of and any interest on a Definitive Note at maturity or upon redemption or conversion will be made in immediately available funds, subject to any applicable laws and regulations, only against presentation and surrender of such Note and any coupons at the offices of a Non-U.S. Paying Agent by check or, at the option of the holder, by wire transfer of immediately available funds to an account maintained by the payee with a bank located outside the United States if appropriate wire transfer instructions have been received by such Non-U.S. Paying Agent not less than 15 calendar days prior to an applicable payment date. Payment of interest on a Definitive Note due on any Interest Payment Date will be made only against presentation and surrender of the coupon relating to such Interest Payment Date.

    No payment with respect to any Note will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by wire transfer to an account maintained with a bank located in the United States except as may be permitted under United States federal tax laws and regulations then in effect without adverse tax consequences to the Company. Notwithstanding the foregoing, payments of principal of and interest on Notes will be made at the office of the Company's paying agent in the Borough of Manhattan, The City of New York, if and only if (i) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions, (ii) such paying agent in the Borough of Manhattan, The City of New York, under applicable law and regulations, would be able to make such payment and (iii) such payment would not involve, in the opinion of the Company, adverse tax consequences for the Company.

PAYING AND CONVERSION AGENTS

    The Company has initially designated The Chase Manhattan Bank as its principal Paying Agent for the Notes outside the United States (the "Principal Paying Agent", which term includes any successor principal paying agent appointed by the Company). The Company may at any time appoint additional paying agents for the Notes outside the United States (each a "Non-U.S. Paying Agent", which term includes the Principal Paying Agent and any such additional or successor paying agent appointed by the Company). So long as Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, the Company will maintain a Non-U.S. Paying Agent in Luxembourg (the "Luxembourg Paying Agent"), which shall initially be The Chase Manhattan Bank Luxembourg S.A.

    The Company has initially designated The Chase Manhattan Bank as its principal conversion agent for the Notes outside the United States (the "Principal Conversion Agent", which term includes any successor principal conversion agent appointed by the Company). The Company may at any time appoint additional conversion agents for the Notes outside the United States (each a "Conversion Agent", which term includes the Principal Conversion Agent and any such additional or successor conversion agent appointed by the Company). So long as Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, the Company will maintain a Conversion Agent in Luxembourg, which shall initially be The Chase Manhattan Bank Luxembourg S.A.

MATURITY AMOUNT

    On the Maturity Date, each holder of a Note that has not previously given a valid Conversion Notice (as described below under "--Conversion") will be entitled to receive the principal amount of such Note (together with interest payable on the Interest Payment Date falling on the Maturity Date).

CONVERSION

    At any time during the Conversion Period, a Note may be surrendered for conversion into the cash Conversion Amount at the option of the holder thereof as follows. On any Business Day during the Conversion Period, the holder of a Note may give notice to any Conversion Agent, who will provide copies to the Company, the Calculation Agent, the Principal Conversion Agent and the Trustee, in writing in the form provided in the Indenture (a "Conversion Notice") that such holder elects to convert such Note or a specified portion thereof into the Conversion Amount. Notes may only be converted in a minimum principal amount of U.S.$10,000 and integral multiples of U.S.$10,000 in excess thereof. Any Note to be converted, and all unmatured coupons appertaining thereto (for this purpose treating any coupon expressed to be payable on the relevant Conversion Date as an unmatured Coupon), must be surrendered to such Conversion Agent together with the Conversion Notice relating thereto. In addition, the Company may impose additional certification requirements or restrictions from time to time, and the Conversion Agents may require indemnity for missing unmatured coupons. On and after the Conversion Date with respect to any Note, unmatured coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect thereof.

    AT ANY TIME THAT A NOTE IS REPRESENTED BY AN INTEREST IN THE PERMANENT GLOBAL NOTE (AS DESCRIBED ABOVE UNDER "--FORM, DENOMINATION AND EXCHANGE"), THE CONVERTING OWNER OF A BENEFICIAL INTEREST IN SUCH NOTE MUST DELIVER THE CONVERSION NOTICE IN THE MANNER AFORESAID TO THE EUROCLEAR OPERATOR OR CEDEL BANK, WITH A COPY DELIVERED TO ANY CONVERSION AGENT, TOGETHER WITH AN AUTHORITY TO DEBIT SUCH HOLDER'S ACCOUNT PRO TANTO. ON THE RELEVANT CONVERSION DATE, THE EUROCLEAR OPERATOR OR CEDEL BANK, AS THE CASE MAY BE, SHALL DEBIT SUCH OWNER'S ACCOUNT WITH THE PRINCIPAL AMOUNT OF THE NOTE TO BE CONVERTED AND THE PRINCIPAL AMOUNT OF NOTES REPRESENTED BY THE PERMANENT GLOBAL NOTE SHALL BE REDUCED ACCORDINGLY.

    NOTWITHSTANDING THE FOREGOING, NO NOTE MAY BE CONVERTED OR SURRENDERED FOR CONVERSION INTO THE CASH CONVERSION AMOUNT AT ANY TIME THAT SUCH NOTE IS REPRESENTED BY AN INTEREST IN THE TEMPORARY GLOBAL NOTE.

    Any Conversion Agent will provide any holder of a Note with copies of the form of Conversion Notice upon request. If the delivery instructions for Conversion Notices shall be changed, the Principal Conversion Agent will notify holders of Notes, in the manner set forth below under "--Notices", of such revised delivery instructions. To be valid, a Conversion Notice must be given precisely as required, and must be given by the holder of the Notes to be converted. Conversion Notices that do not conform to the requirements of the form of Conversion Notice or that are not delivered within the Conversion Period will not be valid. Once given, a Conversion Notice may not be withdrawn or revoked. Any question as to the validity of a Conversion Notice or as to whether such notice has been properly and timely given will be resolved finally by the Principal Conversion Agent in its sole discretion.

    On the Settlement Date with respect to the conversion of a Note, the holder of such Note will be entitled to receive the Conversion Amount in cash. If a valid Conversion Notice has not been received by the Principal Conversion Agent before the end of the Conversion Period, such holder will be entitled to receive the principal amount of such Note on the Maturity Date or upon earlier redemption (together with the accrued interest thereon, if any).

ANTI-DILUTION ADJUSTMENTS

    The Closing Price of the Texaco Common Stock on any of the Trading Days used to calculate the Conversion Amount will be subject to adjustment by the Calculation Agent as described below to the extent that any of the events requiring such adjustment occurs during the period commencing on the date of this Prospectus Supplement and ending on such Trading Day.

    TEXACO COMMON STOCK DIVIDENDS AND EXTRAORDINARY DIVIDENDS AND DISTRIBUTIONS

    In the event that a dividend or other distribution is declared (i) on any class of Texaco capital stock, payable in shares of Texaco Common Stock, (ii) on the Texaco Common Stock payable in cash in an amount greater than 10% of the Closing Price of the Texaco Common Stock on the date fixed for the determination of the shareholders of Texaco entitled to receive such cash dividend (an "Extraordinary Cash Dividend"), or (iii) on the Texaco Common Stock of evidences of indebtedness or assets (including securities, but excluding any dividend or distribution covered by clause (i) or any Texaco Spin-off described under "--Dissolution of Texaco; Mergers, Consolidations or Sales of Assets; Spin-offs" below) (an "Extraordinary Distribution"), any Closing Price of the Texaco Common Stock used to calculate the Conversion Amount on any Trading Day that follows the date (the "Texaco Record Date") fixed for the determination of the shareholders of Texaco entitled to receive such dividend or other distribution shall be increased by multiplying such Closing Price by a fraction, the numerator of which shall be the number of shares of Texaco Common Stock outstanding on the Texaco Record Date plus the number of shares constituting such distribution or, in the case of any Extraordinary Cash Dividend or Extraordinary Distribution, plus the number of shares of Texaco Common Stock that could be purchased with the amount of such Extraordinary Cash Dividend or the fair market value (as determined by the Calculation Agent, whose determination shall be conclusive and binding) of the evidences of indebtedness or assets constituting such Extraordinary Distribution at the Closing Price on the Trading Day immediately subsequent to such Texaco Record Date, and the denominator of which shall be the number of shares of Texaco Common Stock outstanding on the Texaco Record Date.

    SUBDIVISIONS AND COMBINATIONS OF THE TEXACO COMMON STOCK

    In the event that the outstanding shares of Texaco Common Stock are subdivided into a greater number of shares, the Closing Price of the Texaco Common Stock used to calculate the Conversion Amount on any Trading Day that follows the date on which such subdivision becomes effective will be proportionately increased and, conversely, in the event that the outstanding shares of Texaco Common Stock are combined into a smaller number of shares, such Closing Price of the Texaco Common Stock will be proportionately reduced.

    RECLASSIFICATIONS OF THE TEXACO COMMON STOCK

    In the event that the Texaco Common Stock is changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (except to the extent otherwise provided under "--Texaco Common Stock Dividends and Extraordinary Dividends and Distributions" and "--Subdivisions and Combinations of Texaco Common Stock" above or pursuant to a Reorganization Event described under "--Dissolution of Texaco; Mergers, Consolidations or Sales of Assets; Spin-offs" below), the Conversion Amount will be calculated by using the aggregate Closing Prices of the shares of stock into which a share of Texaco Common Stock was changed on any Trading Day that follows the effectiveness of such change.

    As a result of the foregoing provisions, in the case of a reorganization or reclassification of the Texaco Common Stock, the Closing Prices of one or more securities in addition to or in substitution for the Texaco Common Stock may be used to calculate the Conversion Amount. For example, if the Texaco Common Stock were reclassified into one share of Texaco Class A Common Stock and one share of Texaco Class B Common Stock, the Conversion Amount would be calculated by reference to the Closing Prices of the Texaco Class A Common Stock and the Texaco Class B Common Stock.

    OTHER DILUTION EVENTS

    In the event that the Company (with the prior written approval of the Calculation Agent) or the Calculation Agent determines that an adjustment should be made to the Closing Price of the Texaco Common Stock on any of the Trading Days used to calculate the Conversion Amount as a result of one or more events or circumstances not otherwise described above (even if such event or circumstance is specifically excluded from the operation of the provisions described above), the Company shall at its own expense and acting reasonably request the Calculation Agent to determine as soon as practicable what adjustment (if any) is fair and reasonable to take account thereof.

    DISSOLUTION OF TEXACO; MERGERS, CONSOLIDATIONS OR SALES OF ASSETS;
     SPIN-OFFS.

    In the event of any (i) consolidation or merger of Texaco with or into another entity (other than a consolidation or merger that does not result in a reclassification, conversion, exchange or cancellation of outstanding Texaco Common Stock), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of Texaco, (iii) liquidation, dissolution or winding up of Texaco or (iv) declaration of a distribution on the Texaco Common Stock of the common stock of any subsidiary of Texaco (a "Texaco Spin-off") (any of the events described in (i), (ii), (iii) or (iv), a "Reorganization Event"), for purposes of determining the Conversion Amount, the Closing Price of the Texaco Common Stock on any Trading Day subsequent to, in the case of a Reorganization Event other than a Texaco Spin-off, the effective time of such Reorganization Event or, in the case of a Texaco Spin-off, the record date fixed for the determination of the shareholders of Texaco entitled to receive the securities distributed in such Texaco Spin-off (the "Spin-off Record Date") will be deemed to be the amount equal to (1) the value of the cash and other property (including securities) received by a holder of a share of Texaco Common Stock (assuming such holder of Texaco Common Stock failed to exercise any rights of election and received per share the kind and amount received by a plurality of non-electing shares) in any such Reorganization Event (plus, in the case of a Texaco Spin-off, the value of a share of Texaco Common Stock), and (2) to the extent that such holder obtains securities in any Reorganization Event, the value of the cash and other property received by the holder of such securities in any subsequent event with respect to the issuer of such securities that would, if such issuer were Texaco, be a Reorganization Event. For purposes of determining any such Closing Prices, the value of (i) any cash and other property (other than securities) received in any such Reorganization

Event will be an amount equal to the value of such cash and other property at the effective time of such Reorganization Event (as determined by the Calculation Agent, whose determination shall be conclusive and binding), and
(ii) any property consisting of securities received in any such Reorganization Event will be an amount equal to the Closing Prices of such securities on any Trading Day following, in the case of a Reorganization Event other than a Texaco Spin-off, the effective time of such Reorganization Event or, in the case of a Texaco Spin-off, the Spin-off Record Date.

    As a result of the foregoing provisions, in the case of certain Reorganization Events, the Closing Prices of the securities of a successor entity to Texaco or the Closing Prices of the securities of another issuer, including, for example, in the case of a Texaco Spin-off, the Closing Prices of the distributed security, may determine the Conversion Amount. For example, in the case of a stock for stock merger in which Texaco does not survive, the Conversion Amount would be calculated by reference of the Closing Prices of a successor entity to Texaco on the relevant Trading Days. As set forth above, the Closing Prices of Texaco Common Stock are subject to adjustment for certain events. Such Closing Prices will not be adjusted for other events, such as offerings of Texaco Common Stock for cash or other consideration or an issuer tender or exchange offer at a premium to the then-current market price, which could adversely affect the price of Texaco Common Stock and, therefore, adversely affect the trading price of the Notes. There can be no assurance that Texaco will not make offerings of Texaco Common Stock in the future or effect an issuer tender or exchange offer or take any other action that adversely affects the value of the Notes but does not result in an anti-dilution adjustment.

    If any action would require adjustment of the Closing Price pursuant to more than one of the foregoing provisions, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest absolute value to the holder of a Note. No adjustment in the Closing Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Closing Price, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

    The Calculation Agent will promptly notify the Company and the Principal Conversion Agent, which will in turn notify the holders of the Notes, in the manner described below under "--Notices", of any event requiring an adjustment and of the method of calculation to be used to make any dilution adjustment as described above. So long as the Notes are listed on the Luxembourg Stock Exchange, the Calculation Agent will also notify the Luxembourg Stock Exchange with respect to any such adjustment.

RELATIONSHIP OF NOTES AND TEXACO COMMON STOCK

    The Notes are convertible solely for cash and are payable in cash at maturity or upon redemption or conversion and do not represent any right to receive any Texaco Common Stock or other securities. The price of the Texaco Common Stock serves solely as the index used to determine the Conversion Amount applicable to the Notes.

    The market price of the Notes may be affected by a variety of factors, including, without limitation, possible changes in interest rates or by changes in the price of the Texaco Common Stock. As the Conversion Amount is calculated by reference to the Closing Price(s) of the Texaco Common Stock, the Conversion Amount may be affected by volatility in the price of the Texaco Common Stock.

    The Company has entered into hedging arrangements related to the Texaco Common Stock with CSFP in connection with the Company's obligations under the Notes. See "Underwriting."

    It is impossible to predict whether the price of the Texaco Common Stock will rise or fall. Trading prices of Texaco Common Stock will be influenced by Texaco's financial results and prospects and by complex and interrelated political, economic, financial and other factors that can affect capital markets generally, the market segment of which Texaco is a part and Texaco itself.

CALCULATION AGENT

    All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, in the absence of manifest error, shall be conclusive and binding for all purposes. All results of any calculation of the Conversion Amount will be rounded, if necessary, to the nearest one-one-hundred-thousandth of a percent (with five one-millionths of a percentage point being rounded downward).

NOTICES

    Notices to holders of the Notes will be given by publication in a newspaper in the English language of general circulation in the City of London or, if publication in London is not practical, in an English language newspaper with general circulation in Western Europe. Such publication is expected to be made in the FINANCIAL TIMES. Notwithstanding the foregoing, so long as the Notes are represented by the Temporary Global Note or the Permanent Global Note and such
Note is held on behalf of the Euroclear Operator or Cedel Bank, any such notice may, at the Company's option in lieu of such publication, be given by delivery to the Euroclear Operator or Cedel Bank, as the case may be, in which event such notice shall be deemed to have been given to the holders of the Notes on the seventh business day in Brussels or Luxembourg, as the case may be, after the day on which such notice is so delivered.

    So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices to the Noteholders will also be published in English in a leading newspaper having general circulation in Luxembourg (which is expected to be the LUXEMBURGER WORT), or, if such Luxembourg publication is not practicable, in one other leading English language daily newspaper with general circulation in Europe, such newspaper being published on each Business Day in morning editions, whether or not it shall be published in Saturday, Sunday or holiday editions.

    Except as set forth above, notices shall be deemed to have been given on the date of publication as aforesaid or, if published on different dates, on the date of the first such publication.

REDEMPTION BY THE COMPANY

    The Notes are redeemable, at the option of the Company, as a whole but not in part, at any time on or after August 5, 1999, at the principal amount thereof (together with the accrued interest thereon, if any).

    In the event that the Company exercises its option to redeem the Notes, the Company will give notice to the holders of the Notes, in the manner described below under "--Notices", not less than 15 days nor more than 30 days prior to the date fixed for redemption. All notices of redemption will be made in the name, and at the expense, of the Company.

TAX REDEMPTION

    Notes may be redeemed as a whole, at the option of the Company at any time prior to maturity, upon the giving of a notice of redemption as described below, at the principal amount thereof, together with accrued interest to the date fixed for redemption, if the Company determines that, as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the date of this Prospectus Supplement, the Company or Texaco, as the case may be, has or will become obligated to pay Additional Amounts (as defined below) with respect to such Notes as described below under "--Payment of Additional Amounts". Prior to the giving of any notice of redemption pursuant to this paragraph, the Company shall deliver to the Trustee (i) a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred (the date on which such certificate is delivered to the Trustee being the "Redemption Determination Date"), and (ii) an opinion of counsel reasonably acceptable to the Trustee to such effect based on such statement of facts; provided that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Company or Texaco, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of such Note were then due.

    Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date will be specified in the notice. Such notice will be given in the manner described under "Notices" above.

    If any date fixed for redemption is a date prior to the Exchange Date, Definitive Notes will be issuable on and after such redemption date as if such redemption date had been the Exchange Date, subject to receipt of Ownership Certificates described above under "--Form, Denomination and Exchange", delivery of which is a condition to delivery of definitive bearer Notes.

    If the Company shall determine that any payment made outside the United States by the Company or Texaco, as the case may be, by any Paying Agent of principal or interest due in respect of any Note or coupon would, under any present or future laws or regulations of the United States, be subject to any certification, identification or other information reporting requirement of any kind, the effect of which is the disclosure to the Company, Texaco, any Paying Agent or any governmental authority of the nationality, residence or identity of a beneficial owner of such Note or coupon who is a United States Alien (as defined below under "--Payment of Additional Amounts") (other than such a requirement (a) that would not be applicable to a payment made by the Company or Texaco, as the case may be, or any Paying Agent (i) directly to the beneficial owner or (ii) to a custodian, nominee or other agent of the beneficial owner, or
(b) that can be satisfied by such custodian, nominee or other agent certifying to the effect that such beneficial owner is a United States Alien; provided that in each case referred to in clauses (a)(ii) and (b) payment by such custodian, nominee or agent to such beneficial owner would not otherwise be subject to any such requirement), the Company shall redeem the Notes, as a whole, at the principal amount of the Notes, together with accrued interest to the date fixed for redemption or, at the election of the Company or Texaco, as the case may be, if the conditions of the next paragraph are satisfied, pay the additional amounts specified in such paragraph. The Company shall make such determination and election as soon as practicable and publish prompt notice thereof (the "Determination Notice") stating the effective date of such certification, identification or other information reporting requirements, whether the Company will redeem the Notes or has elected to pay the additional amounts specified in the next paragraph, and (if applicable) the last date by which the redemption of the Notes must take place, as provided in the next sentence. If the Company redeems the Notes, such redemption shall take place on such date, not later than one year after the publication of the Determination Notice, as the Company shall elect by notice to the Trustee at least 60 days prior to the date fixed for redemption. Notice of such redemption of the Notes will be given to the holders of the Notes not more than 60 nor less than 30 days prior to the date fixed for redemption. Notwithstanding the foregoing, the Company shall not so redeem the Notes if the Company or Texaco, as the case may be, shall subsequently determine, not less than 30 days prior to the date fixed for redemption, that subsequent payments would not be subject to any such certification, identification or other information reporting requirement, in which case the Company shall publish prompt notice of such determination and any earlier redemption notice shall be revoked and of no further effect.

    If and so long as the certification, identification or other information reporting requirements referred to in the preceding paragraph would be fully satisfied by payment of a backup withholding tax or similar charge, the Company or Texaco, as the case may be, may elect to pay as additional amounts such amounts as may be necessary so that every net payment made outside the United States following the effective date of such requirements by the Company or Texaco, as the case may be, or any Paying Agent of principal or interest due in respect of any Note or any coupon of which the beneficial owner is a United States Alien (but without any requirement that the nationality, residence or identity of such beneficial owner be disclosed to the Company, Texaco, any Paying Agent or any governmental authority, with respect to the payment of such additional amounts), after deduction or withholding for or on account of such backup withholding tax or similar charge (other than a backup withholding tax or similar charge that (i) would not be applicable in the circumstances referred to in the second parenthetical clause of the first sentence of the preceding paragraph, or (ii) is imposed as a result of presentation of such Note or coupon for payment more than 15 days after the date on which such payment becomes due and payable or on which payment thereof is duly provided for, whichever occurs later), will not be less than the amount provided for in such Note or coupon to be then due and payable. In the event the Company or Texaco, as the case may be, elects to pay any additional amounts pursuant to the applicable provisions of this paragraph, the Company shall have the right to redeem the Notes as a whole at any time pursuant to the provisions of the preceding paragraph and the redemption price of such Notes will not be reduced for applicable withholding taxes. If the Company or Texaco, as the case may be, elects to pay additional amounts pursuant to this paragraph and the condition specified in the first sentence of this paragraph should no longer be satisfied, then the Company will redeem the Notes as a whole, pursuant to the applicable provisions of the preceding paragraph.

PAYMENT OF ADDITIONAL AMOUNTS

    The Company or Texaco, as the case may be, will, subject to certain exceptions and limitations set forth below, pay such additional amounts (the "Additional Amounts") to the holder of any Note or of any coupon appertaining thereto who is a United States Alien as may be necessary in order that every net payment of the principal of and interest on such Note and any other amounts payable on such Note, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such Note or coupon to be then due and payable. The Company or Texaco, as the case may be, will not, however, be required to make any payment of Additional Amounts to any such holder for or on account of:

        (a) any such tax, assessment or other governmental charge that would not have been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, a trust, a partnership or a corporation) and the United States and its possessions, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having or having had a permanent establishment therein or (ii) the presentation by the holder of any such Note or coupon for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

        (b) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

        (c) any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as a personal holding company or foreign personal holding company or controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax or as a private foundation or other tax-exempt organization;

        (d) any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments on or in respect of any Note;

        (e) any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other Paying Agent in a city in Western Europe;

        (f) any tax, assessment or other governmental charge that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, assessment or other governmental charge;

        (g) any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company or as a direct or indirect subsidiary of the Company; or

        (h) any combination of items (a), (b), (c), (d), (e), (f) or (g);

nor shall Additional Amounts be paid with respect to any payment on a Note to a United States Alien who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

    The term "United States Alien" means any person who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust.

REPLACEMENT NOTES

    If the holder of a Note claims that the Note has been lost, mutilated, destroyed or wrongfully taken, the Company will issue and the Trustee will authenticate a replacement Note in the same principal amount. If required, an indemnity bond must be provided by the holder sufficient in the judgment of the Company and the Trustee to protect the Company, Texaco, the Trustee and each Paying Agent and Conversion Agent from any loss any of them may suffer if any
Note is replaced. The Company may charge for its expenses in replacing a Note.

GUARANTIES

    Texaco will unconditionally guarantee the due and punctual payment of the principal (including the Conversion Amount) of and interest on the Notes, when and as the same shall become due and payable, whether at maturity or upon redemption, conversion or otherwise.

GOVERNING LAW

    The laws of the State of New York will govern the Indenture and the Notes.

                         UNITED STATES FEDERAL TAXATION

    THE FOLLOWING IS A GENERAL SUMMARY OF THE MAJOR UNITED STATES FEDERAL TAX ISSUES RELATING TO HOLDING AND DISPOSING OF NOTES. THE PRECISE CONSEQUENCES TO ANY PERSON OF HOLDING OR DISPOSING OF NOTES WILL DEPEND UPON THEIR OWN CIRCUMSTANCES, AND SUCH PERSONS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE EXACT UNITED STATES FEDERAL TAX CONSEQUENCES OF HOLDING THE NOTES OR OF ANY TRANSACTION INVOLVING THE NOTES.

    In the opinion of Michael N. Ambler, General Tax Counsel to the Company, under present United States federal income tax law, and subject to the discussion below concerning backup withholding:

        (a) payments of principal, interest (including original issue discount, if any) and premium on the Notes by the Company or any paying agent to any United States Alien holder will not be subject to United States federal withholding tax, provided that, in the case of interest, such holder does not own, actually or constructively, ten percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code");

        (b) a United States Alien holder of a Note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such Note unless (i) such holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and either such individual has a "tax home" (as defined in Code
    Section 911(d)(3)) in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (ii) such gain is effectively connected with the conduct by such holder of a trade or business in the United States;

        (c) a Note or coupon held by an individual who is not a citizen or resident of the United States at the time of such individual's death will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, ten percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

    BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under current United States federal income tax law, a 31% backup withholding tax and information reporting requirements apply to certain payments of principal, premium and interest (including original issue discount) made to, and to the proceeds of sales before maturity by, certain noncorporate United States persons. Under current Treasury Regulations, backup withholding will not apply to payments of principal, premium or interest made outside the United States by the Company or any paying agent on a Note, provided that the Company or such paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

    Under current Treasury regulations, payments of principal, premium or interest made to or through a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a Note, as well as payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker, generally will not be subject to backup withholding. However, if such custodian, nominee or other agent, or such broker, is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, such custodian, nominee or other agent, or such broker, may be subject to certain information reporting requirements with respect to such payment unless it has in its records documentary evidence that the beneficial owner is not a United States person and certain conditions are met or the beneficial owner otherwise establishes an exemption. Under proposed regulations that would become effective for payments made on or after January 1, 1998, payments by such a United States or United States-related payor or broker will be subject to backup withholding if such payor or such broker has actual knowledge that the payee is a United States person.

    Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

    United States Alien holders of Notes should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a United States Alien holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

    The opinion of counsel as set forth above is based on the Code, regulations, rulings and judicial decisions as of the date hereof. Subsequent developments in these areas could have a material effect on the opinion.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the underwriters (the "Underwriters") named below, and each of the Underwriters has severally but not jointly agreed to purchase, the principal amount of Notes set forth below opposite its name.

                                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                                       OF NOTES
----------------------------------------------------------------------------  ----------------
Credit Suisse First Boston (Europe) Limited.................................   $  190,000,000
Swiss Bank Corporation......................................................        5,000,000
UBS Limited.................................................................        5,000,000
                                                                              ----------------
      Total.................................................................   $  200,000,000
                                                                              ----------------
                                                                              ----------------

    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any Notes are purchased. The Underwriting Discounts and Commissions set forth on the cover page of this Prospectus consist of a selling concession of 1.5%, a management commission of 0.5% and an underwriting commission of 0.5%, in each case of the principal amount of the Notes. The Underwriting Agreement also entitles Credit Suisse First Boston (Europe) Limited, on behalf of the Underwriters, to terminate it under certain circumstances prior to payment being made to the Company.

    The Underwriting Agreement provides that the Company and Texaco will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof. The Company has agreed to reimburse the Underwriters for certain expenses, not to exceed $200,000, incurred in connection with the offering made hereby.

    Certain of the Underwriters and their affiliates may be customers of, engage in transactions with, and perform services for Texaco and its subsidiaries (including the Company) in the ordinary course of business.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that one or more of them intends to act as a market maker for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes. Application has been made to list the Notes solely on the Luxembourg Stock Exchange.

    The Notes are in bearer form and subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain limited transactions permitted by U.S. tax regulations. See "Description of the Notes--Form, Denomination and Exchange".

    Each Underwriter has represented in the Underwriting Agreement that:

        (i) it has not offered or sold and prior to the date six months after August 5, 1997 will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

        (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

       (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

    In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes or the Texaco Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, the Notes or the Texaco Common Stock in the open market to cover syndicate shorts or to stabilize the price of the Notes or the Texaco Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes or the Texaco Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company has entered into hedging arrangements related to the Texaco Common Stock with CSFP in connection with the Company's obligations under the Notes. In connection therewith, CSFP has purchased shares of Texaco Common Stock in secondary market transactions at or before the time of the pricing of the Notes. Texaco also has in effect a Common Stock Repurchase Program. Depending on, among other things, future market conditions, the aggregate amount and the composition of these hedging arrangements between the Company and CSFP and the aggregate amount of any repurchases by Texaco of its Common Stock pursuant to its Common Stock Repurchase Program are likely to vary over time. The effect, if any, of such arrangements and activities on the market price of Texaco Common Stock or the Notes cannot be ascertained at this time.

                                    EXPERTS

    The audited consolidated financial statements incorporated by reference in the Annual Report of Texaco Inc. for the fiscal year ended December 31, 1996 filed on Form 10-K, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL OPINIONS

    The validity of the Notes being offered hereby will be passed upon for the Company and Texaco Inc. by Paul R. Lovejoy, Assistant General Counsel of Texaco Inc., or such other attorney of Texaco Inc. as the Company and Texaco Inc. may designate, and for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                              GENERAL INFORMATION

LISTING

    Application has been made to list the Notes solely on the Luxembourg Stock Exchange. Prior to the listing, a legal notice relating to the issuance of the Notes and the Certificate of Incorporation and By-Laws of the Company and Texaco will be deposited with the GREFFIER EN CHEF DU TRIBUNAL D'ARRONDISSEMENT DE ET A LUXEMBOURG, which such documents may be examined or copies obtained.

INFORMATION FOR HOLDERS OF NOTES

    So long as any of the Notes remain outstanding, copies of the Indenture (including the forms of the Notes) and this Prospectus Supplement and the Prospectus and copies of the Certificate of Incorporation and By-Laws of the Company and Texaco will be available for inspection, and this Prospectus Supplement and the Prospectus may be obtained, during usual business hours at the office of the Luxembourg Paying Agent, currently located at 5 rue Plaetis, L-2338 Luxembourg, Luxembourg. In addition, copies of the documents incorporated by reference in this Prospectus and copies of the annual and quarterly reports hereafter filed by Texaco with the United States Securities and Exchange Commission may be obtained at such office. The Company is not required to, and does not intend to, publish or file any annual or quarterly reports. Copies of the annual and quarterly financial statements of the Company, if any are published, may also be obtained at such office.

AUTHORIZATION

    The issuance of the Notes and the guaranties of Texaco endorsed thereon was pursuant to authorization of the Board of Directors of Texaco on December 13, 1996 and authorization of the Board of Directors of the Company on January 27, 1997.

U.S. TAXATION

    Notes and any coupons appertaining thereto will bear the following legend:
"Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code". The sections referred to in such legend provide that, with certain exceptions, a United States person will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain realized on the sale, exchange or redemption of such Notes or coupons.

LITIGATION AND MATERIAL CHANGE

    Texaco is of the opinion that the ultimate legal and financial liability with respect to legal proceedings to which Texaco or any of its subsidiary companies is a party is not anticipated to be materially important in relation to the consolidated financial position or results of operations of Texaco and its subsidiary companies. There has been no material adverse change (not in the ordinary course of business) in the financial position of Texaco and its subsidiary companies taken as a whole since December 31, 1996.

CLEARANCE

    The Notes have been accepted for clearance through the Euroclear Operator and through Cedel Bank. The Common Code assigned to the Notes is 7827091. The ISIN number for the Notes in definitive form is XV0078270914.

PROSPECTUS
                              TEXACO CAPITAL INC.
                    GUARANTEED DEBT SECURITIES AND WARRANTS
                       PAYMENT OF PRINCIPAL, PREMIUM AND
           INTEREST, IF ANY, ON THE DEBT SECURITIES IS GUARANTEED BY

                                  TEXACO INC.

    Texaco Capital Inc. (the "Company") intends to issue and sell from time to time up to $1,050,000,000 (or the equivalent in foreign denominated currency or units based on or related to currencies, including European Currency Units) aggregate principal amount of its debt securities ("Debt Securities") or Warrants to purchase Debt Securities ("Warrants") (the Debt Securities and Warrants are collectively referred to as the "Securities"), or if any Securities are issued at original issue discount, such greater amount as shall result in net proceeds of $1,050,000,000 to the Company, which will be offered to the public on terms determined by market conditions at the time of sale. Debt Securities will be guaranteed by Texaco Inc. (the "Guarantor"). The Securities may be issued in one or more series with the same or various maturities at par, at a premium, or with an original issue discount. Warrants may be offered with Debt Securities or separately. The specific designation, aggregate principal amount, authorized denominations, currency, purchase price, maturity, interest rate (or method of calculation thereof) and time of payment of interest, any terms for redemption and repayment and the agent, dealer or underwriter, if any, in connection with the sale of the Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement") together with the terms of offering of the Securities.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    Securities may be offered by the Company directly to investors, through dealers, through underwriters, or through agents designated from time to time, as set forth in the Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the bid purchase price less commission in the case of an agent--in each case less other expenses attributable to issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED HEREIN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE GUARANTOR SINCE THE DATE HEREOF.

    This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

June 14, 1993

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Available Information......................................................................................           2
Documents Incorporated by Reference........................................................................           3
Texaco Inc.................................................................................................           3
Ratio of Earnings to Fixed Charges.........................................................................           4
Texaco Capital Inc.........................................................................................           4
Use of Proceeds............................................................................................           4
Plan of Distribution.......................................................................................           4
Description of the Debt Securities.........................................................................           5
Description of the Warrants................................................................................          10
Experts....................................................................................................          11
Legal Opinions.............................................................................................          12

                             AVAILABLE INFORMATION

    Texaco Inc. is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Texaco Inc.'s annual proxy statements so filed contain, among other things, certain information concerning directors and officers, including their compensation, the number of shares of common stock of Texaco Inc. owned by the directors and owners of 5% or more of any class of such securities, and any material interests of such persons in certain transactions. Such reports, proxy statements and other information filed by Texaco Inc. with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, certain reports, proxy materials and other information concerning Texaco Inc. can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York and the Midwest Stock Exchange, 120 South LaSalle Street, Chicago, Illinois, on which Exchanges the common stock of Texaco Inc. is listed.

    Texaco Inc. will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to the executive offices of Texaco Inc. c/o the Secretary, 2000 Westchester Avenue, White Plains, New York 10650 (Telephone: (914) 253-4000).

    SEPARATE FINANCIAL INFORMATION FOR THE COMPANY IS NOT INCLUDED HEREIN AND WILL NOT BE INCLUDED IN ANY REPORTS FILED PURSUANT TO THE EXCHANGE ACT, AS THE COMPANY IS WHOLLY OWNED BY TEXACO INC., IT ESSENTIALLY HAS NO INDEPENDENT OPERATIONS, AND THE DEBT SECURITIES ARE FULLY AND UNCONDITIONALLY GUARANTEED BY TEXACO INC.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The documents listed below, filed by Texaco Inc. with the Securities and Exchange Commission (File No. 1-27) pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, contain the most recently published corporate and financial data regarding Texaco Inc., and are incorporated by reference in this Prospectus:

        (a) Annual Report of Texaco Inc. for the fiscal year ended December 31, 1992, filed on Form 10-K (dated and filed March 17, 1993)

        (b) Form 8-K--Texaco Inc.--date of earliest event reported, January 21, 1993 (dated January 22, 1993 and filed January 25, 1993)

        (c) Form 8-K--Texaco Inc.--date of earliest event reported, February 17, 1993 (dated and filed February 19, 1993)

        (d) Form 8-K--Texaco Inc.--date of earliest event reported, March 4, 1993 (dated and filed March 8, 1993)

        (e) Form 8-K--Texaco Inc.--date of earliest event reported, April 22, 1993 (dated and filed April 23, 1993)

        (f) Texaco Inc.'s Proxy Statement dated April 5, 1993, issued in connection with Texaco Inc.'s 1993 Annual Meeting

        (g) Quarterly Report of Texaco Inc. for the quarterly period ended March 31, 1993, filed on Form 10-Q (dated and filed May 14, 1993).

    All documents subsequently filed by Texaco Inc. pursuant to Sections 13(a), 13(c), 13(d), 14 and 15(d) of the Exchange Act (except those relating to employee benefit plans), prior to the termination of the offering described herein, shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof from the date of filing of such documents.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  TEXACO INC.

    Texaco Inc. was incorporated in Delaware on August 26, 1926 as The Texas Corporation. Its name was changed in 1941 to The Texas Company and in 1959 to Texaco Inc. It is the successor of a corporation incorporated in Texas in 1902. Its principal executive offices are located at 2000 Westchester Avenue, White Plains, New York 10650; telephone: (914) 253-4000. As used herein, Texaco (unless the context otherwise indicates) refers to Texaco Inc. and all of its consolidated subsidiary companies.

    Texaco together with affiliates owned 50% or less, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas and petroleum products, including petrochemicals.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                  FOR THE THREE       YEAR ENDED DECEMBER 31,
                                                                                   MONTHS ENDED    ------------------------------
                                                                                  MARCH 31, 1993   1992    1991  1990  1989  1988
                                                                                  --------------   -----   ----  ----  ----  ----
Ratio of earnings to fixed charges of Texaco on a total enterprise basis
  (unaudited)...................................................................       3.45        2.89    3.04  3.96  4.40(a) 3.14

------------

(a) Excluding the gains from the sale of Texaco Canada Inc. and the sale of a 20% stock interest in a subsidiary, as well as the 1989 restructuring charges, the ratio of earnings to fixed charges on a total enterprise basis approximated 2.55.

                              TEXACO CAPITAL INC.

    Texaco Capital Inc., a wholly owned subsidiary of Texaco Inc., is a Delaware corporation which was incorporated on June 24, 1983. Its principal executive offices are located at 32 Loockerman Square, Suite L-100, Dover, Delaware 19901; telephone: (302) 674-1221. The Company is engaged principally in the business of lending funds borrowed from unrelated persons to Texaco Inc. and its subsidiaries for general corporate purposes.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Securities will be lent to Texaco Inc. or its subsidiaries to be used for working capital, for retirement of debt and for other general corporate purposes.

                              PLAN OF DISTRIBUTION

    The Securities may be sold in any one or more of the following ways: (1) directly to investors, (2) to investors through agents, (3) to dealers, (4) through underwriting syndicates led by one or more managing underwriters as the Company may select from time to time, or (5) through one or more underwriters acting alone.

    If underwriters are utilized in the sale, the obligations of the underwriters will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Securities, if any are purchased. The specific managing underwriter or underwriters, if any, with respect to the offer and sale of the Securities are set forth on the cover of the Prospectus Supplement relating to such Securities and the members of the underwriting syndicate, if any, are named in such Prospectus Supplement. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby and any firms not named in the Prospectus Supplement are not parties to the Underwriting Agreement in respect of such Securities, will not be purchasing any of the Securities from the Company and will have no direct or indirect participation in the underwriting of such Securities, although they may participate in the distribution of such Securities under circumstances where they may be entitled to a dealer's commission. The Prospectus Supplement also describes the discounts and commissions to be allowed or paid to the underwriters, all other items constituting underwriting compensation, the discounts and commissions to be allowed or paid to dealers, if any, and the exchanges, if any, on which the Securities will be listed.

    If offers to purchase Securities are to be solicited by agents designated by the Company, any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). Agents involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agents set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

    Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the Securities from the Company at the price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts providing for payment and delivery at a future date.

    Underwriters, agents, dealers and remarketing firms may be entitled under agreements which may be entered into with the Company and Texaco Inc. to indemnification by the Company and Texaco Inc. against certain civil liabilities, including liabilities under the Securities Act and may be customers of, engage in transactions with or perform services for the Company or Texaco Inc. in the ordinary course of business.

                       DESCRIPTION OF THE DEBT SECURITIES

    The Debt Securities offered hereby are to be issued under an indenture dated as of August 24, 1984 as supplemented and restated by a First Supplemental Indenture dated as of January 31, 1990 (a copy of which is filed as Exhibit 4.1 to Registration Statement Nos. 33-33303 and 33-33303-01, filed on February 1,
1990), and as further amended by the First Supplement to the First Supplemental Indenture dated as of October 11, 1990 (a copy of which is filed as Exhibit 4.1(a) to Texaco Inc.'s Current Report on Form 8-K, dated October 12, 1990 and filed on October 15, 1990), (as so supplemented and amended, the "Indenture") among the Company, Texaco Inc. and The Chase Manhattan Bank (National Association), as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture. Unless otherwise defined herein, all capitalized terms shall have the definitions set forth in the Indenture.

GENERAL

    The Indenture provides that, in addition to the Debt Securities offered hereby, additional Debt Securities may be issued thereunder without limitation as to aggregate principal amount, but subject to limitations from time to time established by the Company's Board of Directors.

    Unless specified in the Prospectus Supplement, Debt Securities offered hereby will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Guaranties will rank equally with all other unsecured and unsubordinated indebtedness of Texaco Inc.

    Reference is made to the Prospectus Supplement for the following terms of the Debt Securities being offered hereby: (1) the designation of such Debt Securities; (2) the aggregate principal amount and currency or currency unit of such Debt Securities; (3) the denominations in which such Debt Securities are authorized to be issued; (4) the percentage of their principal amount at which such Debt Securities will be issued; (5) the date on which such Debt Securities will mature; (6) if the Debt Securities are to bear interest, the rate per annum at which such Debt Securities will bear interest (or the method by which such rate will be determined); (7) the times at which such interest, if any, will be payable or the manner of determining the same; (8) the date, if any, after which such Debt Securities may be redeemed or purchased and the redemption or purchase price; (9) the sinking fund requirements, if any; (10) special United States federal income tax considerations, if any; (11) whether such Debt Securities are to be issued in the form of one or more temporary or permanent Global Securities and, if so, the identity of the Depositary for such Global Securities; (12) information with respect to book-entry procedures, if any; (13) the manner in which the amount of any payments of principal and interest on the Debt Securities determined by reference to an index are determined; and (14) any other terms of the Debt Securities not inconsistent with the Indenture.

    The Indenture does not contain any provisions which may afford holders of the Securities protection in the event of a highly leveraged transaction, although such a provision could be added to the Indenture in the future with respect to the Securities or any series thereof, in which event a description thereof will be included in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION, TRANSFER AND PAYMENT

    The Debt Securities of a Series will be issuable in registered form without coupons ("Registered Securities") or in the form of one or more global securities ("Global Securities"), as described below under "Global Securities". Unless otherwise provided in an applicable Prospectus Supplement with respect to a Series of Debt Securities, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof. One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the Series represented by such Global Security. The Prospectus Supplement relating to a Series of Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

    Unless otherwise indicated in the Prospectus Supplement, Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as Registrar under the Indenture. If a Prospectus Supplement refers to any transfer agents (in addition to the Registrar) initially designated by the Company with respect to any series of Registered Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, the Company will maintain a transfer agent in The City of New York. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company, payment of any interest may be made
(i) by check mailed to the address of the person entitled thereto as such address shall appear in the register or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered

Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular Record Date for such interest payment.

    Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Registered Securities.

    All moneys paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and the Holder of such Debt Security will thereafter look only to the Company for payment thereof.

GUARANTIES

    The Guarantor will unconditionally guarantee the due and punctual payment of the principal of, (and premium, if any) and interest, if any, on the Debt Securities, when and as the same shall become due and payable, whether at maturity or upon redemption, declaration or otherwise.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in the form of one or more fully registered global Debt Securities (a "Global Security") that will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of such series. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

    Payments of principal (and premium, if any) and interest, if any, on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

    If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange therefor.

CERTAIN LIMITATIONS ON LIENS

    The Indenture provides that Texaco Inc. shall not, and it shall not permit any Principal Subsidiary (defined as a Subsidiary (i) substantially all of the assets of which are located, and substantially all of the operations of which are conducted, in the United States, (ii) which owns a Principal Property, defined as an important oil and gas producing property onshore or offshore the United States or any important refinery or manufacturing plant located in the United States and (iii) in which Texaco Inc.'s direct or indirect net investment exceeds $100,000,000) to, incur a Lien to secure a Long-Term Debt on a Principal Property, any Capital Stock or a Long-Term Debt ("Debt") of a Principal Subsidiary unless: (1) the Lien equally and ratably secures the Debt Securities and the secured Debt; (2) the Lien is in existence at the time a corporation merges into or consolidates with Texaco Inc. or a Principal Subsidiary or becomes a Principal Subsidiary; (3) the Lien is on a Principal Property at the time Texaco Inc. or a Principal Subsidiary acquires the Principal Property; (4) the Lien secures Debt incurred to finance all or some of the purchase price of a Principal Property or a Principal Subsidiary; (5) the Lien secures Debt incurred to finance all or some of the costs of Improvements on a Principal Property; (6) the Lien secures Debt of a Principal Subsidiary owing to Texaco Inc. or another Principal Subsidiary; (7) the Lien extends, renews or replaces in whole or in part a Lien permitted by any of clauses (1) through (6); or (8) the secured Debt plus all other Debt secured by Liens on Principal Properties, Capital Stock or Debt of a Principal Subsidiary at the time does not exceed 10% of Texaco's Consolidated Net Tangible Assets. However, Debt secured by a Lien permitted by any of clauses (1) through (7) shall be excluded from all other Debt in the determination.

LIMITATIONS ON SALE AND LEASEBACK

    The Indenture provides that Texaco Inc. shall not, and it shall not permit any Principal Subsidiary to, enter into a Sale-Leaseback Transaction unless: (1) the lease has a term of three years or less; (2) the lease is between Texaco Inc. and a Principal Subsidiary or between Principal Subsidiaries; (3) Texaco Inc. or a Principal Subsidiary under the terms of the Indenture could create a Lien on the Principal Property to secure a Debt at least equal in amount to the Attributable Debt for the lease; or (4) Texaco Inc. or a Principal Subsidiary within 120 days of the effective date of the Sale-Leaseback Transaction (i) retires Debt of Texaco Inc. or of a Principal Subsidiary at least equal in amount to the fair value (as determined by Texaco Inc.'s Board of Directors) of the Principal Property at the time the Principal Property is leased or (ii) if the net proceeds of the Sale-Leaseback Transaction equal or exceed the fair value of the Principal Property (as determined by Texaco Inc.'s Board of Directors), applies the net proceeds to fund investment in other Principal Properties which investments were made within twelve months prior to or subsequent to the transaction.

CONSOLIDATION AND MERGER

    The Indenture provides that either the Company or Texaco Inc. may consolidate or merge into, or transfer its properties and assets substantially as an entirety to, another person without the consent of the Holders of any of the Debt Securities outstanding under the Indenture, provided the person assumes by supplemental indenture all the obligations of the Company or Texaco Inc., as the case may be, under the Debt Securities and the Indenture and immediately after the transaction no Default exists. Thereafter all such obligations of the Company or Texaco Inc., as the case may be, shall terminate.

DEFAULT

    The Indenture defines an "Event of Default" with respect to any Series of the Debt Securities as being any one of the following events: (1) default for 30 days in the payment of interest on any Debt Security of that Series; (2) default in the payment of the principal of, or premium, if any, on, or in the making of any sinking fund payments on any Debt Security of that Series when due; (3) failure to comply with any other agreements in the Debt Securities of that Series, the Indenture or any supplemental indenture under which the Debt Securities may have been issued and continuation of the default for the period and after the notice specified below; and (4) certain events in bankruptcy, insolvency, or reorganization.

    A default under clause (3) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of all of the Debt Securities of that Series outstanding notify the Company of the default and the default is not cured within 90 days after receipt of the notice.

    If an Event of Default occurs with respect to the Debt Securities of any Series and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of all of the Debt Securities of that Series outstanding by notice to the Company and the Trustee, may declare the principal of and premium and accrued interest, if any, on all the Debt Securities of that Series to be due and payable immediately. The Holders of a majority in principal amount of all of the Debt Securities of that Series by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree by a court of competent jurisdiction and if all existing Events of Default have been cured or waived except nonpayment of principal or premium or interest, if any, that has become due solely because of the acceleration.

    If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal or premium or interest, if any, on the Debt Securities of the Series that is in default or to enforce the performance of any provision of the Debt Securities or the Indenture.

    Subject to certain exceptions, the Holders of a majority in principal amount of the Debt Securities by notice to the Trustee may waive an existing default and its consequences.

MODIFICATION OF THE INDENTURE

    The Indenture provides that the Company, Texaco Inc. and the Trustee may enter into a supplemental indenture to amend the Indenture or the Debt Securities without the consent of any Securityholder: (1) to cure any ambiguity, defect or inconsistency; (2) to comply with Article 5 of the Indenture to permit a successor to assume the Company's or Texaco Inc.'s obligations under the Indenture; (3) to make any change that does not adversely affect the rights of any Securityholder; or (4) to provide for the issuance of and establish the terms and conditions of Debt Securities of any Series.

    The Company, Texaco Inc. and the Trustee may enter into a supplemental indenture to amend the Indenture or the Debt Securities of a Series with the written consent of the Holders of at least 50.1% in principal amount of the Debt Securities of the Series affected. The Holders of at least 50.1% in principal amount of the Debt Securities by notice to the Trustee may waive compliance by the Company or Texaco Inc. with any provision of the Indenture or the Debt Securities.

    Notwithstanding the foregoing, without the consent of each Securityholder affected, an amendment or waiver may not: (1) reduce the amount of Debt Securities whose Holders must consent to an amendment or waiver; (2) reduce the rate of or extend the time for payment of interest on any Debt Security; (3) reduce the principal of or extend the fixed maturity of any Debt Security; (4) waive a default in the payment of the principal, premium or interest, if any, on any Debt Security; or (5) make any Debt Security payable in money other than that stated in the Debt Security.

DEFEASANCE AND DISCHARGE

    The Indenture provides that the Company may terminate its obligations with respect to any Series of Debt Securities, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal, premium and interest, if any, on such Series to redemption or maturity. Upon the termination of the Company's obligations with respect to all the Debt Securities of a Series, the Trustee, at the request of the Company, shall release its rights and interests with respect to such Series of Debt Securities in any security granted by the Company or Texaco Inc. As a condition to any such termination, the Company is required to furnish an opinion of recognized independent tax counsel to the effect that such proposed deposit and termination will not have any effect on the Holders of the Debt Securities for Federal income tax purposes. Such opinion must be based upon a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of this Prospectus since such a result would not occur under current tax law.

                          DESCRIPTION OF THE WARRANTS

    The Company may issue Warrants for the purchase of Debt Securities which may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants will be issued under a Warrant Agreement to be entered into between the Company and a bank or trust company, as Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the certificates evidencing the Warrants ("Warrant Certificates") and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. The following summaries of certain provisions of the forms of Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the forms of Warrant Agreement (including the form of Warrant Certificates), copies of which are filed as exhibits to the Registration Statement.

GENERAL

    Reference is made to the Prospectus Supplement for the following terms of the Warrants offered hereby (to the extent such terms are applicable to such Warrants): (1) the offering price; (2) the currency or units based on or relating to currencies (including European Currency Unit) for which Warrants may be purchased; (3) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (4) federal income tax consequences; and (5) any other terms of the Warrants.

    The Prospectus Supplement will also describe: (a) the designation, aggregate principal amount, currency or currency unit and other terms of the Debt Securities purchasable upon exercise of the Warrants (the "Warrant Securities");
(b) if applicable, the designation and terms of the Debt Securities with which the Warrants are issued and the number of Warrants issued with each such Debt Security; and (c) the date on and after which the Warrants and the related Debt Securities will be separately transferable.

    Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Warrant Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Warrant Securities purchasable upon such exercise or to enforce covenants in the Indenture.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Warrant Securities at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time up to 5:00 P.M. New York time on the date set forth in the Prospectus Supplement relating to such Warrants. After such time on the date (or such later date to which such date may be extended by the Company), unexercised Warrants will become void.

    Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the Warrant Certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Warrant Securities purchasable upon such exercise. Warrants will be deemed to have been exercised upon receipt of such Warrant Certificate and payment at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement and the Company will, as soon as practicable thereafter, issue and deliver the Warrant Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of the Warrants.

                                    EXPERTS

    The audited consolidated financial statements and schedules included or incorporated by reference in the Annual Report of Texaco Inc. for the fiscal year ended December 31, 1992 filed on Form 10-K, incorporated herein by reference, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

Reference is made to said report, which includes an explanatory paragraph with respect to the change in methods of accounting for income taxes and postretirement benefits other than pensions in 1992, as discussed in Note 2 to the consolidated financial statements.

                                 LEGAL OPINIONS

    The validity of the Securities being offered hereby will be passed upon for the Company and Texaco Inc. by Arthur G. Taylor, Esq., Associate General Counsel of Texaco Inc. or such other attorney of Texaco Inc. as the Company and Texaco Inc. may designate, and for the purchasers by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

 PRINCIPAL EXECUTIVE OFFICE OF    PRINCIPAL EXECUTIVE OFFICE OF
      TEXACO CAPITAL INC.                  TEXACO INC.

       1013 Centre Road              2000 Westchester Avenue
     Wilmington, DE 19805            White Plains, NY 10650
         United States                    United States

                            TRUSTEE

                    THE CHASE MANHATTAN BANK
                      450 West 33rd Street
                       New York, NY 10001
                         United States

       CALCULATION AGENT              PRINCIPAL PAYING AND
                                        CONVERSION AGENT

    CREDIT SUISSE FINANCIAL         THE CHASE MANHATTAN BANK
           PRODUCTS

       One Cabot Square                   Trinity Tower
        London E124 4QJ               9 Thomas More Street
            England                       London E19YT
                                             England
                                     Attention: Global Trust
                                            Services

                         LEGAL ADVISERS

                      TO THE UNDERWRITERS

                     DAVIS POLK & WARDWELL
                      450 Lexington Avenue
                       New York, NY 10017
                         United States

         LISTING AGENT                LUXEMBOURG PAYING AND
                                        CONVERSION AGENT

    BANQUE INTERNATIONALE A         THE CHASE MANHATTAN BANK
        LUXEMBOURG S.A.                  LUXEMBOURG S.A.

       69, route d'Esch                   5 rue Plaetis
       L-1470 Luxembourg                L-2338 Luxembourg
          Luxembourg                       Luxembourg

                    AUDITORS OF TEXACO INC.

                      ARTHUR ANDERSEN LLP

                  1345 Avenue of the Americas
                       New York, NY 10105
                         United States